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                              January 10, 2024

       Daniel Vinson
       Chief Executive Officer
       Barclays Commercial Mortgage Securities LLC
       745 Seventh Avenue
       New York, NY 10019

                                                        Re: Barclays Commercial
Mortgage Securities LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed December 14,
2023
                                                            File No. 333-276033

       Dear Daniel Vinson:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the
depositor or any affiliate of the depositor has been current and timely with Exchange Act
reporting during the last twelve months with respect to asset-backed securities involving
the same asset class. Please refer to General Instruction I.A.2. of Form
                                                        SF-3. Also, please
provide us with the CIK for any affiliate of the depositor that has offered a class of
asset-backed securities involving the same asset class as this offering.
       Prospectus Cover, page 2

   2. We note that your disclosure located on the Prospectus Cover stating that the certificates will represent
interests in the issuing entity appears to be incomplete. Please revise.
 Daniel Vinson
FirstName  LastNameDaniel Vinson
Barclays Commercial Mortgage Securities LLC
Comapany
January 10,NameBarclays
            2024        Commercial Mortgage Securities LLC
January
Page 2 10, 2024 Page 2
FirstName LastName
Risk Factors
Risks Relating to the Mortgage Loans, page 58

3. Please revise your risk factor disclosure to identify all relevant risks that may be applicable to a particular offering contemplated by this registration statement. As an example only, we note your disclosure on page 145 that an asset pool may contain multifamily properties, including properties subject to regulations regarding low income rental requirements. Two recent final prospectuses filed by the depositor pursuant to
         Securities Act Rule 424(b) filed on October 23, 2023 and November 20, 2023, included a discussion of risk factors regarding tax credits related to low income housing multifamily properties, but we are unable to locate similar risk factor disclosure in this registration statement. Please also confirm that your risk factor disclosure will be reviewed and updated at the time of each offering to identify significant factors that make the offering speculative or risky and how the risk affects the issuer or the securities being offered.
         Refer to Item 503 of Regulation S-K.
Transaction Parties
The Sponsors and Mortgage Loan Sellers, page 186

4. We note your discussion on page 188 regarding the nature of the review of assets to be undertaken pursuant to Securities Act Rule 193 and the findings and conclusions of such review. We also note, however, that the conclusion that "the disclosure regarding the
         Barclays Mortgage Loans in this prospectus is accurate in all material respects" is not included in brackets. Please confirm that the originators will perform the required review at the time of each offering and revise your disclosure to make clear that the findings and conclusions will be reflective of the subject review. See Securities Act Rule 193 and Item
         1111(a)(7) of Regulation AB.
Part II - Information Not Required in Prospectus
Item 14, Exhibits, page II-2

5.       Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Daniel Vinson
Barclays Commercial Mortgage Securities LLC
January 10, 2024
Page 3

       Please contact Jason Weidberg at 202-551-6892 or Kayla Roberts at 202-551-3490 with any other questions.



FirstName LastNameDaniel Vinson                      Sincerely,
Comapany NameBarclays Commercial Mortgage Securities LLC
                                                     Division of Corporation
Finance
January 10, 2024 Page 3                              Office of Structured
Finance
FirstName LastName